SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J.Nº.

42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR BRASKEM’S EXTRAORDINARY GENERAL MEETING
 TO BE HELD ON DECEMBER 20, 2019

Dear Shareholders,

According to request of the controlling shareholder, the Management of Braskem S.A. (the “Company” or “Braskem”) hereby submits a proposal (“Proposal”) regarding the matters included in the agenda of Braskem’s Extraordinary General Meeting, to be held on December 20, 2019, at the Company’s headquarters (“General Meeting”), pursuant to the Call Notice published on such date:

1.           Resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by the controlling shareholder, to conclude the term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2019.

Considering the resignation submitted by Mr. Mauro Motta Figueira, current effective member of the Company’s Board of Directors, on November 29, 2019, with effect as of the investiture into office of his replacement, upon request by the Company’s controlling shareholder, the Company’s Management submits to the shareholders the resolution on the election of Mr. José Mauro Mettrau Carneiro da Cunha, to conclude the remaining term of office, which will end on the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2019.

Exhibit I to this Proposal includes information on the candidate appointed by the controlling shareholder, pursuant to items 12.5 to 12.10 of the Reference Form, in compliance with the provisions of article 10, item I of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481").

2.           Definition of the new Chairman of the Company’s Board of Directors, appointed by the controlling shareholder among the members of the Board of Directors, to conclude the remaining term of office in progress, until the Annual General Meeting which will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019.

Considering the resignation submitted by Mr. Roberto Lopes Pontes, on November 28, 2019, regarding the position of Chairman of the Company’s Board of Directors, with effect as of the investiture into office of his replacement, pursuant to the Board of Directors’ Meeting held on this date, upon request by the controlling shareholder, the Company’s Management submits to the shareholders, under article 19 of the Company’s Bylaws and Shareholders’ Agreement, the proposal to establish, among the members of the Board of Directors, Mr. José Mauro Mettrau Carneiro da Cunha as Chairman of the Company’s Board of Directors, with Mr. Roberto Lopes Pontes Simões remaining in office as an effective member of the Board of Directors.

Shareholders’ Representation:

Participation of the shareholders in the Meeting may be in person or by a proxy duly appointed. Detailed guidelines regarding the documentation required for representation are set forth in this Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form.

With a view to expedite the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting:  (I) for individual shareholders: an identification document with photograph; (II) for legal entities: certified copy of the last restated bylaws or articles of association and the corporate documentation evidencing the shareholder’s legal representation, whether original or certified copy of the identification document with photograph of the legal representative and original copy; and (iii) for Investment Funds: copy of the last rules of the Fund (in case the rules do not include the fund’s voting policy, also submit the supplementary information form or a similar document), certified copy of the Bylaws or Articles of Association of the Fund’s manager or administrator, as the case may be, in observance of the fund’s voting policy, as well as corporate documents evidencing representation powers.

In addition, the following shall be submitted: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (08) days prior to the date scheduled for the Meeting; and/or (ii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, provided by the custodian body.

When the shareholder is represented by an attorney-in-fact, the respective power of attorney must be submitted, duly regularized in accordance with the law, with special powers and certified signature, notarization, legalization by the consulate or apostille (as the case may be) and sworn translation, accompanied by the instrument of incorporation or bylaws or articles of association, minutes of election of the Board of Directors (if any) and minutes of election of the Executive Office, if the shareholder is a legal entity.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling No. 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not adopt the distance voting procedure for the purposes of this Meeting under CVM Ruling 481.

The Company shall not accept powers of attorney granted by shareholders through electronic means.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

*    *    *

EXHIBIT	PAGE
EXHIBIT I – Appointment of administrator to replace a effective member of the Company’s Board of Directors, pursuant to information provided in items 12.5 to 12.10 of the Reference Form, under the terms of article 10, item I, of CVM Ruling 481.	5

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR BRASKEM’S EXTRAORDINARY GENERAL MEETING
 TO BE HELD ON DECEMBER 20, 2019

Appointment of administrator to occupy the position of effective member of the Company’s Board of Directors, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATE TO THE BOARD OF DIRECTORS
Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
CPF	Profession	Elective position indicated	Date of investiture	Indicated by the controller	Meetings attendance percentage (%)
Other positions and offices held at the Company
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	12/04/ 1949	Belongs to the Board of Directors	12/20/2019	Until 2020 Annual Meeting	The Appointment is for the 1st term of office
299.637.297-20	Engineer	Chairman of the Board of Directors (Effective Member)	12/20/2019	Yes	-
No other positions or offices held at the Company

Professional experience / Declaration of possible convictions / Independence Criteria

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA – 299.637.297-20

Mr. José Mauro Mettrau Carneiro da Cunha is appointed as effective member of the Company’s Board of Directors by shareholder Odebrecht S.A. José Mauro is currently a member of the Board of Directors of Odebrecht S.A., since October 2019, and Oi S.A., since September 2018, having previously acted as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro started his career as an employee of BNDES, exercising several duties and occupying several executive positions (from 1974 to 1990), also being appointed Officer (from 1991 to 1998) and Vice-President, responsible for the Industrial Operations, Legal and Fiscal Matters areas (from 1998 to 2002). His main professional experiences include: (i) Effective member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., on September 2015); (ii) Effective Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim CEO of Oi S.A., on 2013; (iv) Chairman of the Board of Directors of the following companies: (a) Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), also acting as Alternate Member of the Board of Directors on 2006; (b) Telemar Norte Leste S.A. (from 2007 to 2012); (c) TNL PCS S.A. (from 2007 to 2012); (d) Tele Norte Celular Participações S.A. (from 2008 to 2012); (e) Coari Participações S.A. (from 2007 to 2012); (f) Dommo Empreendimentos Imobiliários S.A., previously named Calais Participações S.A. (from 2007 to December 2016); (v) Effective Member of the Board of Directors of Log-In Logística Intermodal S.A. (from 2007 to 2011); (vi) Effective Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Effective Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2017); (viii) Effective Member of the Board of Directors of the following Companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice-President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo [Espírito Santo State Bank] (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro is a mechanic engineering graduate from Universidade Católica de Petrópolis [Petrópolis Catholic University], Rio de Janeiro, on 1971. He concluded the Executive Program in Management at Anderson School, University of California, on December 2002. Mr. José Mauro states that he has: (a) no criminal conviction; (b) no adverse decision in CVM administrative proceedings; and (c) no adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. The Director states that he is not a politically exposed person, under CVM Ruling No. 301/99, and does not hold a position in a third-sector organization.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees.

Not applicable.

12.9   - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a)  Company’s Administrators.

There is no family relationship to be disclosed.

(b)   (i) Company’s administrators; and (ii) administrators of directly or indirectly controlled companies of the Company.

There is no family relationship to be disclosed.

(c)  (i) Company’s administrators or administrators of its directly or indirectly controlled companies; and (ii) direct or indirect controlling shareholders of the Company.

There is no family relationship to be disclosed.

(d)   (i) Company’s administrators and (ii) administrators of direct and indirect controlling companies of the Company.

There is no family relationship to be disclosed.

12.10   – Relationships of subordination, services provision or control between administrators and controlled companies, controlling companies and others

2019

Identification	CPF/CNPJ	Type of relationship of the Administrator	Type of related person
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors Related Person ODEBRECHT S.A Mr. José Mauro is an effective member of the Board of Directors of Odebrecht S.A.	299.637.297-20 05.144.757/0001-72	Service Rendering	Indirect Controller

2017

Identification	CPF/CNPJ	Type of relationship of the Administrator	Type of related person

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA

Effective Member of the Board of Directors

Related Person

SANTO ANTONIO ENERGIA S.A

Mr. José Mauro was an effective member of the Board of Directors of Santo Antonio Energia S.A.

	299.637.297-20 09.391.823/0001-60	Service Rendering	Supplier

2016

Identification	CPF/CNPJ	Type of relationship of the Administrator	Type of related person

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA

Effective Member of the Board of Directors

Related Person

SANTO ANTONIO ENERGIA S.A

Mr. José Mauro was an effective member of the Board of Directors of Santo Antonio Energia S.A.

	299.637.297-20 09.391.823/0001-60	Service Rendering	Supplier

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.